Exhibit 99.5

BAOZUN INC. Ordinary Resolutions FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Res. 1 Res. 3 Res. 2(a)(i) Res. 4 Res. 2(a)(ii) Res. 5 Res. 2(b) Res. 6 BAOZUN INC. TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF BAOZUN INC. Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. FOLD AND DETACH HERE Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. Address change Mark box, sign and indicate changes/comments below: Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above. JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873

BAOZUN INC. BAOZUN INC. ORDINARY RESOLUTIONS 1. To receive, consider and adopt the audited consolidated financial statements for the year ended December 31, 2023 together with the report of the directors of the Company (the “Directors”) and the independent auditor’s report. 2. (a) To re-elect the following retiring Directors: (i) Mr. Vincent Wenbin Qiu as Director. (ii) Mr. Junhua Wu as Director. (b) To authorize the board of Directors (the “Board”) to fix the Directors’ fees. 3. To reappoint Deloitte Touche Tohmatsu as auditor of the Company and authorize the Board to fix its remuneration. 4. To give a general mandate to the Directors to allot, issue and deal with additional Class A ordinary shares or American depositary shares of the Company (the “ADSs”) and/or resell treasury shares of the Company (if permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) not exceeding 20% of the number of the issued shares of the Company (excluding treasury shares) (the “Issue Mandate”). 5. To give a general mandate to the Directors to buy back Class A ordinary shares or ADSs not exceeding 10% of the number of the issued shares of the Company (excluding treasury shares). 6. To extend the Issue Mandate by the number of Class A ordinary shares or ADSs bought back by the Company. BAOZUN INC. JPMorgan Chase Bank, N.A., Depositary PO Box 64873, Saint Paul MN 55164-0873 Voting Instruction Card PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) of Baozun Inc. (the “Company”) will be held at Unit 1701-1707 & 1716, 17/F., BEA Tower Millennium City 5, 418 Kwun Tong Road, Kwun Tong, Hong Kong, on Wednesday, June 12, 2024, at 2:00 p.m. Hong Kong time (or 2:00 a.m. on Wednesday, June 12, 2024, New York Time), for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from voting on the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9:00 a.m. (New York Time), June 4, 2024. Only the registered holders of record at the close of business on May 13, 2024 (New York Time), will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of the close of business on May 13, 2024 (New York Time), hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting. These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion. You can review and download the notice of the Meeting, the proxy statement and the proxy form at the “Investor Relations - Shareholder Meeting” section of the Company’s website at https://ir.baozun.com, website of the U.S. Securities and Exchange Commission (www.sec.gov) and website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 9:00 a.m. (New York Time), June 4, 2024. JPMorgan Chase Bank, N.A., Depositary